Filed Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-6 Under the Securities Exchange Act of 1934 Filer: Osprey Technology Acquisition Corp. Commission File No.: 001-39113 Subject Company: Osprey Technology Acquisition Corp. This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. (“Osprey”) with BlackSky Holdings, Inc. ("BlackSky"), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey, Osprey Technology Merger Sub, Inc. and BlackSky.   The following information was made available to certain BlackSky stockholders on April 23, 2021:

Presentation to the BlackSky Preferred Stockholders April 23, 2021

Cautionary Statement Regarding Forward-Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities, (xiii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions and (xiv) any changes in the assumptions made in calculating the Class A Common Exchange Ratio, including, without limitation, (a) that the trading price of Osprey’s common stock to be used for purposes of the Acquiror Closing Trading Price and in setting the Class A Common Exchange Ratio will equal $10 per Osprey share and (b) that the number of outstanding securities of BlackSky will not change prior to the closing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), and other documents filed by Osprey from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either the Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Osprey intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov. The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com/ or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103. Participants in Solicitation Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and in Osprey’s registration statement on Form S-4, which is expected to be filed by Osprey with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Osprey with the SEC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Presentation Summary Common Stock Merger Consideration Transaction Overview Preferred Stock BlackSky Convertible Bridge Notes

Transaction Overview On February 17, 2021, BlackSky Holdings, Inc. (the “Company” and/or “BlackSky”) entered into a Merger Agreement with Osprey Technology Acquisition Corp. (a special purpose acquisition company) (“Osprey”), pursuant to which BlackSky will become a wholly owned subsidiary of Osprey, and the combined company will be a publicly listed company (the proposed transaction or “Merger”). Shares of common stock of the newly combined company are expected to be listed on the NYSE with the ticker symbol “BKSY”. The obligations of each of Osprey and the Company to consummate the Merger are conditioned upon certain customary closing conditions, including, among others, with respect to the accuracy of the representations and warranties of, and compliance with the covenants by, the other party. The descriptions provided hereinafter are summaries of certain merger consideration terms in the Merger Agreement, which are qualified in all respects by the terms of the Merger Agreement.

Merger Consideration – Common Stock Treatment of BlackSky Common Stock: Upon the closing of the Merger, each outstanding share of BlackSky Class B Common Stock will be converted into the right to receive an amount of cash equal to $0.00001 per share. Upon the closing of the Merger, each outstanding share of BlackSky Class A Common Stock will be converted into a number of shares of Osprey Class A common stock based on an exchange ratio (the “Class A Common Exchange Ratio”). Determination of Class A Common Exchange Ratio – The Class A Common Exchange Ratio will be based in part on the portion of the Osprey shares constituting the merger consideration remaining after deducting the Osprey shares that will be issued to holders of preferred stock of the Company in connection with the Merger. The Class A Common Exchange Ratio will not be known until closer to the closing, and will fluctuate based on several factors, including, without limitation, the following: The public trading price of Osprey’s shares during a measurement period prior to the closing of the Merger; The number of outstanding securities of BlackSky (including outstanding BlackSky capital stock, options, RSUs and warrants) as of immediately prior to the closing of the Merger; and The actual closing date of the Merger.

Class A Common Stock – Illustrative Example Assumptions: Set forth below is an illustrative example calculation of the number of shares of Osprey Class A common stock into which shares of BlackSky Series A Preferred Stock will be converted in connection with the closing of the Merger. This illustrative example reflects several assumptions, including (among others) the following: (i) that the Acquiror Closing Trading Price (which will ultimately impact the Class A Common Exchange Ratio) will equal $10 per share and (ii) that the number of outstanding securities of BlackSky will not change from currently estimated amounts prior to the closing. These amounts will not be determined until closer to the closing, and any changes in such amounts would result in a decrease or increase in the below estimates. Illustrative Example: Based on the above assumptions (among others), BlackSky currently estimates that: The Class A Common Exchange Ratio would equal approximately 0.08 per share. 1,000 shares of BlackSky Class A Common Stock would convert into approximately 80 shares of Osprey Class A common stock. Stated as a calculation: 0.08 x 1,000 = 80 shares of Osprey Class A common stock.

Merger Consideration – Preferred Stock Treatment of BlackSky Preferred Stock: Upon the closing of the Merger, each outstanding share of BlackSky preferred stock will be converted into the greater of the following: (A) A number of shares of Osprey Class A common stock based on the liquidation preference applicable to such share of BlackSky preferred stock, with such liquidation preference converted into shares of Osprey Class A common stock using the “Acquiror Closing Trading Price” (as defined in the Merger Agreement and summarized below); and (B) The number of shares of Osprey Class A common stock into which a share of BlackSky Class A Common Stock is convertible in connection with the Merger. The “Acquiror Closing Trading Price” is defined in the Merger Agreement as an amount equal to the average closing sale price of one share of Osprey Class A common stock on the NYSE over the thirty day period ending three days prior to the Closing Date (as defined in the Merger Agreement).

Series A Preferred Stock – Illustrative Example Assumptions: Set forth below is an illustrative example calculation of the number of shares of Osprey Class A common stock into which shares of BlackSky Series A Preferred Stock will be converted in connection with the closing of the Merger. This illustrative example reflects several assumptions, including (among others) the following: (i) that the Acquiror Closing Trading Price will equal $10 per share and (ii) that the number of outstanding securities of BlackSky will not change from currently estimated amounts prior to the closing. These amounts will not be determined until closer to the closing, and any changes in such amounts would result in a decrease or increase in the below estimates. For example, any increase to the Acquiror Closing Trading Price above $10 per share would reduce the number of shares of Osprey Class A common stock issuable based on a preferred share’s liquidation preference. Illustrative Example: Based on the above assumptions (among others), BlackSky currently estimates that: Upon the consummation of the Merger, one share of BlackSky Series A Preferred Stock would be converted into 0.08668 shares of Osprey Class A common stock. The above estimate reflects each share of BlackSky Series A Preferred Stock being converted into the greater of: 0.08668 shares, which represents the $0.8668 per share liquidation preference with respect to the BlackSky Series A Preferred Stock converted into shares of Osprey Class A common stock at an Acquiror Closing Trading Price of $10; and 0.08, which would be the approximate amount of the Class A Common Exchange Ratio using the above assumptions. Based on the above assumptions (among others), upon the consummation of the Merger, 1,000 shares of BlackSky Series A Preferred Stock would convert into approximately 86 shares of Osprey Class A common stock. Stated as a calculation: ($0.86686 ÷ $10) x 1,000 = 86 shares of Osprey common stock.

Series B Preferred Stock – Illustrative Example Assumptions: Set forth below is an illustrative example calculation of the number of shares of Osprey Class A common stock into which shares of BlackSky Series B Preferred Stock will be converted in connection with the closing of the Merger. This illustrative example reflects several assumptions, including (among others) the following: (i) that the Acquiror Closing Trading Price will equal $10 per share and (ii) that the number of outstanding securities of BlackSky will not change from currently estimated amounts prior to the closing. These amounts will not be determined until closer to the closing, and any changes in such amounts would result in a decrease or increase in the below estimates. For example, any increase to the Acquiror Closing Trading Price above $10 per share would reduce the number of shares of Osprey Class A common stock issuable based on a preferred share’s liquidation preference. Illustrative Example: Based on the above assumptions (among others), BlackSky currently estimates that: Upon the consummation of the Merger, one share of BlackSky Series B Preferred Stock would be converted into 0.110602 shares of Osprey Class A common stock. The above estimate reflects each share of BlackSky Series B Preferred Stock being converted into the greater of: 0.110602 shares, which represents the $1.10602 per share liquidation preference with respect to the BlackSky Series B Preferred Stock converted into shares of Osprey Class A common stock at an Acquiror Closing Trading Price of $10; and 0.08, which would be the approximate amount of the Class A Common Exchange Ratio using the above assumptions. Based on the above assumptions (among others), upon the consummation of the Merger, 1,000 shares of BlackSky Series B Preferred Stock would convert into approximately 110 shares of Osprey Class A common stock. Stated as a calculation: ($1.10602 ÷ $10) x 1,000 = 110 shares of Osprey common stock.

Series B-1 Preferred Stock – Illustrative Example Assumptions: Set forth below is an illustrative example calculation of the number of shares of Osprey Class A common stock into which shares of BlackSky Series B-1 Preferred Stock will be converted in connection with the closing of the Merger. This illustrative example reflects several assumptions, including (among others) the following: (i) that the Acquiror Closing Trading Price will equal $10 per share and (ii) that the number of outstanding securities of BlackSky will not change from currently estimated amounts prior to the closing. These amounts will not be determined until closer to the closing, and any changes in such amounts would result in a decrease or increase in the below estimates. For example, any increase to the Acquiror Closing Trading Price above $10 per share would reduce the number of shares of Osprey Class A common stock issuable based on a preferred share’s liquidation preference. Illustrative Example: Based on the above assumptions (among others), BlackSky currently estimates that: Upon the consummation of the Merger, one share of BlackSky Series B-1 Preferred Stock would be converted into 0.262931 shares of Osprey Class A common stock. The above estimate reflects each share of BlackSky Series B-1 Preferred Stock being converted into the greater of: 0.262931 shares, which represents the $2.62931 per share liquidation preference with respect to the BlackSky Series B-1 Preferred Stock converted into shares of Osprey Class A common stock at an Acquiror Closing Trading Price of $10; and 0.08, which would be the approximate amount of the Class A Common Exchange Ratio using the above assumptions. Based on the above assumptions (among others), upon the consummation of the Merger, 1,000 shares of BlackSky Series B-1 Preferred Stock would convert into approximately 262 shares of Osprey Class A common stock. Stated as a calculation: ($2.62931 ÷ $10) x 1,000 = 262 shares of Osprey common stock.

Series C Preferred Stock – Illustrative Example Assumptions: Set forth below is an illustrative example calculation of the number of shares of Osprey Class A common stock into which shares of BlackSky Series C Preferred Stock will be converted in connection with the closing of the Merger. For the avoidance of doubt, all holders of BlackSky Series C Preferred Stock will receive shares of Osprey Class A common stock according to the same conversion formulae, as described below. This illustrative example reflects several assumptions, including (among others) the following: (i) that the Acquiror Closing Trading Price will equal $10 per share and (ii) that the number of outstanding securities of BlackSky will not change from currently estimated amounts prior to the closing. These amounts will not be determined until closer to the closing, and any changes in such amounts would result in a decrease or increase in the below estimates. For example, any increase to the Acquiror Closing Trading Price above $10 per share would reduce the number of shares of Osprey Class A common stock issuable based on a preferred share’s liquidation preference. Illustrative Example: Based on the above assumptions (among others), BlackSky currently estimates that: Upon the consummation of the Merger, one share of BlackSky Series C Preferred Stock would be converted into 0.47974 shares of Osprey Class A common stock. The above estimate reflects each share of BlackSky Series C Preferred Stock being converted into the greater of: 0.47974 shares, which represents the $4.7974 per share liquidation preference with respect to all outstanding shares of BlackSky Series C Preferred Stock converted into shares of Osprey Class A common stock at an Acquiror Closing Trading Price of $10; and 0.08, which would be the approximate amount of the Class A Common Exchange Ratio using the above assumptions. Based on the above assumptions (among others), upon the consummation of the Merger, 1,000 shares of BlackSky Series C Preferred Stock would convert into approximately 479 shares of Osprey Class A common stock. Stated as a calculation: ($4.7974 ÷ $10) x 1,000 = 479 shares of Osprey common stock.

Merger Consideration – 2021 Bridge Notes Treatment of BlackSky Convertible Bridge Notes: Pursuant to the terms of the Company’s outstanding Subordinated Convertible Promissory Notes issued in 2021 (collectively, the “BlackSky Convertible Bridge Notes”), immediately prior to the closing of the Merger, all principal and accrued interest under each of the BlackSky Convertible Bridge Notes will be converted into shares of BlackSky Class A Common Stock at a conversion price per share equal to 80% of the “Class A Deemed Closing Value” (as defined in the BlackSky Convertible Bridge Notes and summarized below). “Class A Deemed Closing Value” is defined in the BlackSky Convertible Bridge Notes as the product of (i) the number of shares of capital stock of Osprey into which one share of BlackSky Class A Common Stock will be converted in connection with the closing of the Merger pursuant to the Merger Agreement multiplied by (ii) $10.00. Upon the closing of the Merger, each outstanding share of BlackSky Class A Common Stock will be converted into shares of Osprey Class A common stock. See “Treatment of BlackSky Common Stock” above. Assumptions: Set forth below is an illustrative example calculation of the number of shares of BlackSky Class A Common Stock into which the principal and accrued interest under the BlackSky Convertible Bridge Notes will convert immediately prior to the closing of the Merger. This illustrative example reflects several assumptions, including (among others) that the Class A Common Exchange Ratio will equal 0.08 (see above), which would result in a Class A Deemed Closing Value under the BlackSky Convertible Bridge Notes of $0.8. Illustrative Example: Based on the above assumptions (among others), BlackSky currently estimates that upon the consummation of the Merger, a BlackSky Convertible Bridge Note with principal and accrued interest equal to $1,000 as of immediately prior to the closing of the Merger would convert into approximately 125 shares of Osprey Class A common stock. Stated as a calculation: $1,000 ÷ (80% x $0.8) = 1,562 shares of BlackSky Class A Common Stock. 1,562 x 0.08 = 125 shares of Osprey Class A common stock.